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localstake Offering Profile

Invest in BatteryXchange

Live Life Charged!

CHARLOTTE, NC · SOFTWARE/TECH.

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$0 committed from 0 investors

Target $86 k



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FUNDRAISE · UPDATES 0 · DISCUSSION 0

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Fundraise status: **Actively funding**

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I'm Interested

BatteryXchange provides an on-the-go charging solution for cell phone users to stay connected to people and things that matter to them most. With our lives revolving around our cell phones many times our cell phone dies at the most inconvenient times. We look to be the premier charging solution that keeps our users connected across the US & international markets. Our company has tested our solution over the last year and we are ready to move into the next stage of our business.

Why you may want to invest in us

- We are in negotiations with our initial convention centers to have our kiosks permanently placed

- During our earlier study, 85% of 100+ businesses surveyed (mostly bars, breweries, restaurants) asked for our mobile chargers

- $125K raised provides the charging solutions for current client demand, generating revenue once deployed

- Our target projection of $330K raised, results in positive cash flow by 2020

- 90% of end-users said they would use our mobile chargers on a weekly basis

- We've conducted over 25 1-day pilots at regional events, conferences, bars, and restaurants

- As a result of these pilots, we've had 1000+ users



Desmond A Wiggan Jr., CEO

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Convertible Note	
Minimum Investment	$250	
Interest Rate	4.00%	
Term	2 years	
Discount	20%	
Valuation Cap	$4,000,000	
Investor Eligibility	All Investors	

Offering Materials

- BX Disclosures.pdf
- BX Term Sheet.pdf
- BX Convertible Note.pdf
- BX Subscription Agreement (Accredited).pdf
- BX Investor Questionnaire (Accredited).pdf
- BX Subscription Agreement (Crowdfunding).pdf
- BX Investor Questionnaire (Crowdfunding).pdf

You may download these documents for your own use.

▸ Details on terms

****Valuation Cap Discount Offer:** Investors committing to invest the first $86k in the offering (our minimum target), and any investor committing to invest $10,000 or more in the offering will receive an exclusive discount on the valuation cap in their convertible note, lowering it from $4 million to $3.5 million.

▸ Form C

Related Links

Form C

Learn about investing in convertible notes

INVESTMENT PERKS

Expires 11/30/2019 | $2,500.00

Platinum

Everything in Gold + Limited Edition Engraved Trophy Kiosk + Exclusive Access to BatteryXchange Behind-the-Scenes Tech Series + Private Launch/Mixer for You and a Friend

Expires 11/30/2019 | $1,250.00

Gold

Everything in Silver + Become Part of the Team: Residual Income (Sales Commission) on all Kiosks You Deploy in an Approved Establishment.

Expires 11/30/2019 | $750.00

Silver

Everything in Bronze + "Live Life Charged" SWAG Box .

Expires 11/30/2019 | $500.00

Bronze

"Original Investor" BatteryXchange Apparel + "Charged-up Re-Charge" Full Charge for You and a Friend + 10% Off BatteryXchange Gear for Life

Expires 11/30/2019 | $250.00

Micro

"Original Investor" BatteryXchange Apparel + One Free Charge for You and a Friend.

FINANCIALS

FUNDING | FINANCIALS | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($86 k)

Start Up/Development	$75,000
Build Inventory	$6,700

Funding Uses for Max Raise ($716 k)

In addition to target raise

Hiring	$339,400
Other	$102,200
Build Inventory	$83,300
Marketing/Sales	$70,000
Location/Buildout	$3,600

Remaining funding uses include cash buffer and Localstake Marketplace fees. See offering materials for full details.

$52,400 from Other Financings

Outside Investors (Equity)	$40,000
Outside Investors (Debt)	$7,400
Founders (Equity)	$5,000


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PITCH DECK


BATTERYXCHANGE
LIVE LIFE CHARGED!
OCTOBER 2019
1 of 11

Q&A

Who are your target customers?

We have a two-sided market for end-users and businesses we partner with.

- We're responding to interest from Special Event Venues, such as Convention Centers and Sporting Arenas, as anchors to our user communities. These Venues will be gateways to surrounding establishments to build out our local markets, adding value to those establishments and our users
- Kiosks in Bars and Restaurants have already generated direct BatteryXchange Business to Consumer (B2C) revenue in our pilots

What do customers say about BatteryXchange?

Our paid pilots were conducted in 25 B2C locations for 1 day and generated $1K in aggregate revenue.

90% of the potential users gave us strong confirmations they saw the need and would use our product if it were available. We were part of the UNCC Ventureprise 2019 spring cohort and spent 6 weeks speaking to 65 potential users. We first started to learn the behaviors of our possible end user and found that women may be a more defined target market. We also found that 8 out of 10 could recall within the last month where their phone died and put them in an uncomfortable position. This ranged from having to go home early, to have to ask strangers for a charger.

Our founding team has been full-time for several months and spent time Ubering where we regularly asked passengers that were coming from events or the airport questions in reference to battery life, needs, and commitment to paying for battery life. The feedback further validated that we were on the right track to bringing a product like this to market.

Some of our potential investors are our customers.

1. Our target customer are millennial cell phone users between the ages of 22-35. This demographic consistently pays for convenience; in fact, a majority of consumers in our discovery period paid for BatteryXchange's service. In-person customer discovery and additional research shows that these individuals pay for Uber commutes, use sharing economy scooters and have enough disposable income where our value price point fits well. These users constantly feel the need to use their phones to be connected to their communities by calling/texting, emailing, social media, conferencing, etc. They go throughout their day at work on their phone, then often times go out in the evenings to either eat or drink with friends or family. These users have undergraduate degrees, often times single and tend to have professional careers, in consulting, sales, marketing, banking, finance, etc.

2. Our secondary target customers are individuals that attend long events. Customer discovery at these venues pre/during/post pilot revealed individuals that attend these events such as sporting, music, social drinking, businesses conferences, etc. will pay for the use of our recharging service. Since these individuals use their cellphone heavily throughout an event, texting/calling friends and families, responding to emails, searching social media, etc., their battery drains and is in need of BatteryXchange's service.

Where do we target to place kiosks?

1. We contacted 100+ businesses (mostly bars, breweries, restaurants); 85% of those businesses told us having a charging solution, which they don't have to manage, would add great value to their overall service. These establishments are frequented often by our target customer, women millennials. We will be able to aggregate user behaviors in order to filter them to these locations, increase new foot traffic and give customers the ability to stay longer. As we continue to scale, we look to roll out into various locations such as restaurants, coffee shops, co-working spaces, arenas, stadiums, and larger event venues.

2. Demand from long (multiple hour) events with several hundred people has strong potential. We already have requests from 3 major events to bring our kiosks to their events over the next several months. We see this as a great part of tying into the core values for major events in we are adding extra convenience, innovation, and comfort for the attendees. If we did a minimum of 10 events a year we could see revenues $50,000+, with potential for significantly more. These potential customers are stadiums, arenas, pavilions, bar crawls, festivals, large gatherings convention centers, event centers, etc.

   One of the largest St. Patrick's day bar crawls in Charlotte leveraged our devices this past year. The event organizers have relationships with over 50+ bars and restaurants in Charlotte and many more within the region. This relationship will allow us to touch the groups that own multiple bars/restaurants which would make it easier to place multiple kiosks machines with just one or two conversations, meetings, and proposals.

What is your current customer pipeline?

Where do consumers pay us directly? (Business to Consumer) (B2C)

Bars/Breweries/Restaurants represent our primary B2C locations

During the month of December '18, our team challenged ourselves to speak with 100+ bars/breweries/restaurants. 85% wanted us to bring BatteryXchange that same day.

We learned that they hated to be haggled each day by customers who wanted either an outlet our a charger from the business. They had solutions that offered so many extra tasks for their staff and were open and wanting another resource to keep their customers comfortable and staying longer.

What sales channels do we have in the Business to Business (B2B) space?

Some convention centers have expressed interests in places our devices in their venues on a recurring revenue basis. Small events with several hundred people have also expressed interest. From our B2B customers, BatteryXchange would also be able to collect direct B2C revenue from attendees.

What do customers say about BatteryXchange?

Our paid pilots were conducted in 25 B2C locations for 1 day and generated $1K in aggregate revenue.

90% of the potential users gave us strong confirmations they saw the need and would use our product if it were available. We were part of the UNCC Ventureprise 2019 spring cohort and spent 6 weeks speaking to 65 potential users. We first started to learn the behaviors of our possible end user and found that woman may be a more defined target market. We also found that 8 out of 10 could recall within the last month where their phone died and put them in an uncomfortable position. This ranged from having to go home early, to have to ask strangers for a charger.

Our founding team has been full-time for several months and spent time Ubering where we regularly asked passengers that were coming from events or the airport questions in reference to battery life, needs, and commitment to paying for battery life. The feedback further validated that we were on the right track to bringing a product like this to market.

Do you have current customers?

Yes, our 1 day pilots in 25 bars, breweries and restaurants generated $1K in revenue.

We are in negotiations with several convention centers. We project each convention will generate up to 50,000 users per year / 4,000 per month. These customers represent recurring B2B revenue and potentially additional direct end-consumer revenue.

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